Exhibit 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

This will confirm the agreement by and among all the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of shares of common stock of Daseke, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. This agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: March 9, 2017	THE WALDEN GROUP, INC.

	By:	/s/ Don R. Daseke
Don R. Daseke
President

DON R. DASEKE

/s/ Don R. Daseke